Exhibit (a)(5)(A)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

PAUL PARSHALL, On Behalf of Himself and All Others Similarly Situated,	) ) )
)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
MILLENNIAL MEDIA, INC., MICHAEL BARRETT, BOB GOODMAN, THOMAS EVANS, PATRICK KERINS, ROSS LEVINSOHN, WENDA HARRIS MILLARD, JIM THOLEN, AOL, INC., and MARS ACQUISITION SUB, INC.,	) ) ) ) ) ) ) )
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Millennial Media, Inc. (“Millennial” or the “Company”) against Millennial and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on September 3, 2015 (the “Proposed

Transaction”), pursuant to which Millennial will be acquired by AOL, Inc. (“Parent”) and its wholly-owned subsidiary, Mars Acquisition Sub, Inc. (“Merger Sub,” and together with Parent, “AOL”).

2. On September 3, 2015, the Board caused Millennial to enter into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Millennial for $1.75 per share in cash.

3. The Proposed Transaction is the product of a flawed process and deprives Millennial’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Millennial and AOL aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

5. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Millennial common stock.

6. Defendant Millennial is a Delaware corporation and maintains its principal executive offices at 2400 Boston Street, Suite 300, Baltimore, Maryland 21224. The Company is an advertising company that places display ads on mobile devices. Millennial’s common stock is traded on the NYSE under the ticker symbol “MM.”

7. Defendant Michael Barrett (“Barrett”) is currently Chief Executive Officer (“CEO”) and a director of Millennial.

8. Defendant Bob Goodman (“Goodman”) is currently a director of Millennial. According to the Company’s website, Goodman is a member of the Compensation Committee.

9. Defendant Thomas Evans (“Evans”) is currently a director of Millennial. According to the Company’s website, Evans is a member of the Audit Committee.

10. Defendant Patrick Kerins (“Kerins”) is currently a director of Millennial. According to the Company’s website, Kerins is Chairperson of the Compensation Committee.

11. Defendant Ross Levinsohn (“Levinsohn”) is currently a director of Millennial. According to the Company’s website, Levinsohn is a member of the Audit Committee.

12. Defendant Wenda Harris Millard (“Millard”) is currently a director of

Millennial. According to the Company’s website, Millard is Chairperson of the Nominating and Corporate Governance Committee.

13. Defendant Jim Tholen (“Tholen”) is currently a director of Millennial. According to the Company’s website, Tholen is Chairperson of the Audit Committee as well as a “financial expert.”

14. The defendants identified in paragraphs seven through thirteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Millennial, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Millennial.

15. Each of the Individual Defendants at all relevant times had the power to control and direct Millennial to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Millennial stockholders.

16. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

17. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

18. Defendant Parent is a Delaware corporation with its corporate headquarters located at 770 Broadway, New York, New York 10003.

19. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the other public stockholders of Millennial (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. As of July 31, 2015, there were approximately 141,644,009 shares of Millennial common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

23. Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duties owed to plaintiff and the Class and/or aided and abetted such breaches; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

26. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

27. Millennial is the leading independent mobile marketplace, making mobile advertising simple for the world’s top brands, app developers, and mobile web publishers.

28. Millennial’s unique data and technology assets enable its advertising clients to connect with their target audiences at scale. The Company also drives monetization for its publisher and developer partners by connecting them to networks, advertisers, and a real-time-bidding exchange.

29. Millennial is positioned for future growth and success.

30. On December 4, 2014, the Company issued a press release wherein it announced its acquisition of mobile supply-side platform (“SSP”) and programmatic pioneer Nexage. According to the press release, the acquisition created one of the world’s most complete mobile ad technology stacks, and will allow Millennial to bring ad dollars from hundreds of demand sources and thousands of advertisers to its network of 60,000-plus applications and mobile sites around the globe. Individual Defendant Barrett, President and CEO of the Company, commented:

The entire industry is facing a programmatic shift. Advertisers and publishers are moving toward automated channels to buy and sell measurable media, and Millennial Media is uniquely positioned to help them succeed. We cut our teeth as a full service network, so we understand the unique challenges of today’s mobile-centric publishers. Now, we have the technology and smarts to help them achieve those objectives with greater transparency and less friction[.] The reaction we received from advertisers, publishers, and partners has been overwhelmingly positive. We are excited to formally welcome the Nexage team into the Millennial Media family.

31. On March 9, 2015, Millennial issued a press release wherein it announced its 2014 fourth quarter and full year financial results. Among other things, the Company reported that revenue increased to $296.2 million for the full year 2014, compared to $259.2 million for the full year 2013. With respect to the financial results, Individual Defendant Barrett commented:

Millennial Media ended 2014 on a high note. We successfully completed our acquisition of Nexage, added several key management personnel, and exceeded our fourth quarter revenue expectations[.] Through these accomplishments, we’ve entered 2015 with a stronger, more complete set of tools to help us execute on our full-stack marketplace vision and make mobile simple for our partners. We’ve already begun inventory integrations to our owned and operated programmatic exchange, The Millennial Media Exchange powered by Nexage, which will enable hundreds of mobile ad buyers to transact with thousands of developers and publishers. Supported by the foundation of our managed media business, we expect to accelerate our programmatic platform capabilities and revenue production during 2015.

32. On May 5, 2015, the Company issued a press release wherein it announced its first quarter 2015 financial results. Individual Defendant Barrett summarized the first quarter results as follows:

Millennial Media is entering its second quarter with a strong foundation. First quarter results exceeded guidance across the board and we’re seeing early success through our Nexage integration[.]

Combined with solid revenues from our Managed Media business, the pieces of our owned and operated programmatic exchange are fully assembled and we’re executing on our full-stack, independent marketplace vision. We believe we are well positioned in the growing mobile ad ecosystem and expect to accelerate our programmatic platform capabilities and revenue production throughout 2015.

33. As of March 31, 2015, Millennial reached over 670 million monthly unique users globally, including approximately 175 million monthly unique users in the United States alone. Additionally, approximately 65,000 apps were enabled by mobile app developers to operate on Millennial’s platform, and Millennial had more than 750 million proprietary, anonymous user profiles used for delivering the most relevant ads to consumers.

The Inadequate Proposed Transaction and Deal Protection Provisions

34. Despite the Company’s prospects for future growth and success, the Board caused the Company to enter into the Merger Agreement, pursuant to which Millennial will be acquired for inadequate consideration.

35. The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, AOL owns at least fifty percent of the outstanding Company common stock, AOL will execute a short-form merger, which will not require the consent of the Company’s stockholders.

36. To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor AOL and are calculated to unreasonably dissuade potential suitors from making competing offers.

37. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.4(a) of the Merger Agreement states:

(a) Except as otherwise provided for in this Agreement, the Company agrees that it and its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease any discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal and, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, not, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal; (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal; (vi) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti- takeover provision in the Restated Certificate of Incorporation or By- laws of the Company, inapplicable to any person other than Parent and its Affiliates or to any transactions constituting or contemplated by a Competing Proposal; or (vii) resolve or agree to do any of the foregoing. The Company shall promptly after the date hereof instruct each person that has executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a Competing Proposal or potential Competing Proposal with or for the benefit of the Company promptly to return to the Company or destroy all information, documents, and materials relating to the Competing Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of any confidentiality agreement with such person, and shall use reasonable best efforts to enforce, and not waive without Parent’s prior written consent, any standstill or similar provision in any confidentiality or other agreement with such person; provided that if the Company Board determines in good faith, after consultation with its outside legal advisors, that it would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law not to do so, the Company may waive any standstill or similar provisions in its agreements to the extent necessary to permit a person to make, on a confidential basis to the Company Board, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Parent and Acquisition Sub, in each case as contemplated by and subject to compliance with this Section 6.4.

38. Further, pursuant to Section 6.4(b) of the Merger Agreement, the Company must advise AOL, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. Section 6.4(b) of the Merger Agreement states, in relevant part:

From and after the execution of this Agreement, the Company shall notify Parent promptly (but in any event within 24 hours) of the receipt of any Competing Proposal, and (A) if it is in writing, deliver to Parent a copy of such Competing Proposal and any related draft agreements and other written material setting forth the terms and conditions of such Competing Proposal or (B) if oral, provide to Parent a detailed summary of the material terms and conditions thereof including the identity of the person making such competing proposal. The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of any such Competing Proposal and with respect to any material change to the terms of any such Competing Proposal within 24 hours of such material change.

39. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants AOL a “matching right” with respect to any “Superior Proposal” made to the Company. Sections 6.4(d) and (f) of the Merger Agreement provide:

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time, if (i) an event, fact, circumstance, development, change or occurrence (an “Intervening Event”) that materially affects the business, assets or operations of the Company that is unknown to the Company Board as of the date of this Agreement and reasonably should not have been known as of the date of this Agreement, becomes known to the Company Board or (ii) the Company receives a Competing Proposal which the Company Board concludes in good faith, after consultation with outside legal and financial advisors, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, the Company Board may effect a Change of Recommendation if the Company Board has concluded in good faith, after consultation with the Company’s outside legal advisors, that the failure of the Company Board to make such Change of Recommendation would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided, however, that such action may be only be taken (A) if the Company shall have (x) fully complied with this Section 6.4 and (y) first provided prior written notice to Parent in advance of its intention to make a Change of Recommendation and the reasons therefor, including the terms of any Competing Proposal with respect to which the Change of Recommendation relates and the identity of the person making such Competing Proposal (it being understood that the delivery of such notice shall not, in and of itself, be deemed a Change in Recommendation) and (B) at a time that is after the third (3rd) Business Day following the Company’s delivery to Parent of such notice, during which time Parent shall be entitled to deliver to the Company one or more proposals for amendments to this Agreement and, if requested by Parent, the Company shall negotiate with the Parent in good faith with respect thereto, if the Company Board determines in good faith, after consultation with the Company’s outside legal advisors, taking into account all amendments or revisions to this Agreement proposed by Parent, that the failure of the Company Board to effect such Change of Recommendation still would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law. Any material amendment to a Competing Proposal to which such Change of Recommendation relates, including any revision to price, shall require the Company to deliver to Parent a new notice and again comply with the requirements of this Section 6.4(d) with respect to such revised Competing Proposal.

(f) If at any time prior to the Acceptance Time the Company Board has concluded in good faith after consultation with the Company’s outside legal and financial advisors that a Competing Proposal constitutes a Superior Proposal, then the Company Board may cause the Company to terminate this Agreement in accordance with Section 8.1(h), pay the Company Termination Fee and enter into a binding written agreement (a “Superior Proposal Agreement”) with respect to such Superior Proposal; provided, however, that such termination shall only be effective if: (i) the Company (x) shall have fully complied with this Section 6.4 and (y) first provided prior written notice to Parent in advance of its intention to terminate this Agreement of the terms of the Superior Proposal, including the final draft of the Superior Proposal Agreement and the identity of the person making such Competing Proposal; (ii) at a time that is after the third (3rd) Business Day following the Company’s delivery to Parent of such notice, during which time Parent shall be entitled to deliver to the Company one or more proposals for amendments to this Agreement and, if requested by Parent, the Company shall negotiate with Parent in good faith with respect thereto, if the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, taking into account all amendments or revisions to this Agreement proposed by Parent, that the Competing Proposal remains a Superior Proposal; (iii) the Company pays the Company Termination Fee to Parent upon the termination of this Agreement in accordance with the terms of this Agreement; and (iv) the Company enters into a Superior Proposal Agreement. Any material amendment to a Competing Proposal, including any revision to price, shall require the Company to deliver to Parent a new notice and again comply with the requirements of this Section 6.4(f) with respect to such revised Competing Proposal. For the avoidance of doubt, the Company may simultaneously give notice of its intention both to make a Change of Recommendation and to terminate this Agreement to enter into a Superior Proposal Agreement and the notice and negotiation periods set forth in Section 6.4(d) and this Section 6.4(f) may pass simultaneously.

40. Further locking up control of the Company in favor of AOL is Section 8.3 of the Merger Agreement, which contains a provision for a “Termination Fee” of $10,257,222, payable by the Company to AOL if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. Millennial may also be required to reimburse AOL’s expenses up to $2,735,259.

41. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

42. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

43. Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

44. As a result, defendants have breached their fiduciary duties that they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

45. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

46. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Millennial’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Millennial’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Millennial’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Millennial; and (f) disclose all material information to the Company’s stockholders.

47. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

48. As alleged herein, the Individual Defendants have initiated a process to sell Millennial that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Millennial at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of Millennial’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

49. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class.

50. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties

Against Millennial and AOL)

51. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

52. Defendants Millennial and AOL knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Millennial provided, and AOL obtained, sensitive non-public information concerning Millennial and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

53. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Millennial shares.

54. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: September 9, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

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